UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.

2

PETSEC ENERGY LTD
ACN 000 602 700
REPORT FOR QUARTER ENDED 30 SEPT 2006
33 Leases acquired in Gulf of Mexico
During the September quarter, Petsec increased its leasehold position in the Gulf of Mexico from 18 to 51 leases. The acquisition substantially increased the Company’s inventory of high quality drillable prospects in the USA to a 3D seismic mapped total potential of 280 Bcfe of gas and 32 million barrels of oil. This potential is some seven times larger than the Company’s current reserves.
Mobile Bay 951 gas discovery, Gulf of Mexico
The first well on the newly acquired leases made a gas discovery in October and has been cased for production. Two further prospects will be drilled in November. This is the fifth successful well out of a total of six wells drilled by Petsec in the Gulf of Mexico in 2006.
Wei 6.12 South oil discovery China
The Wei 6.12 South oil discovery made in China during May was appraised by two side-track wells, both updip and downdip, and production tested at a rate of 5,750 barrels of oil a day. The three wells have provided sufficient data to complete feasibility studies by the end of 2006 with the expectation of an overall development plan (ODP) being delivered early in 2007. The operator, ROC Oil, has issued guidance that the total oil in place for the Wei 6.12 discoveries ranges between 70 to 100 million barrels of oil of and expected oil recovery in the range of 30-50%.
Year to date production up 6% to 6.4 Bcfe and cashflow up 7% to U$36.2 million. Pipeline repairs reduce September production
Third party pipeline maintenance in September caused the Vermilion and West Cameron facilities to be shut-in for much of the month negatively impacting September quarter production of 1.8 Bcfe which was down 24% on the previous quarter.
Production for the nine months to September 2006 was 6.4 Bcfe up 6% on the corresponding nine months in 2005 and cashflow was US$36.2 million, up 7% on the US$33.9 million for the corresponding period last year.
Cash on hand at 30 September 2006 was US$11.9 million.

3

KEY POINTS
EXPLORATION
China (25% working interest, net 12.25% should CNOOC back-in on development)
During May 2006, the Wei 6-12 South-1 exploration well, offshore southern China, discovered 80.5 metres of net oil pay within three hydrocarbon columns of total net pay of 95 metres. The well flowed 5,750 barrels of oil on production test. The well was appraised by two side track wells. An updip well 50 metres from the discovery well was cored successfully and a downdip well 300 metres from the discovery well was drilled to test downdip extensions of the discovered oil column. Additional oil sands and thicker oil columns were discovered by the well.
The operator, ROC Oil, has given guidance that the Wei 6.12 S oil field area contains 70-100 million barrels oil in place and expected recoveries of 30-50%.
Feasibility studies have commenced for completion by year end with the expectation that an overall development plan (ODP) will be presented in the first quarter of 2007.
USA
33 new leases acquired in Gulf of Mexico, USA
In August, the Company announced that it had acquired a 50% interest in an additional 33 leases in the Gulf of Mexico, USA, thereby increasing the Company’s leasehold in the Gulf of Mexico from 18 to 51 leases. The leases contain a portfolio of over 36 high quality 3D seismic mapped prospects with an estimated net unrisked potential of 157 Bcf of gas and 29 million barrels of oil which will be progressively explored over the coming 2-3 years. Included in the potential is 43 Bcfe of previously discovered and undeveloped oil and gas. The Company’s US prospect inventory now stands at 280 Bcf of gas and 32 million barrels of oil.
Gas discovery, Mobile Bay, Gulf of Mexico
The first well drilled on these newly acquired leases made a gas discovery on Mobile Bay 951 in October. A further two wells will be drilled on nearby prospects in Mobile Bay in November.
Moonshine
In the quarter a drilling programme was established to drill up to seven shallow prospects in 2007. The programme is expected to commence early in 2007. Each of the shallow prospects have a target size of 5-15 Bcfe of gas.
DEVELOPMENT
PRODUCTION AND CASHFLOW
•	Production for the September 2006 quarter was 1,797 MMcfe, down 24% from 2,362 MMcfe for the prior quarter. Third party pipeline maintenance in September caused the Vermilion and West Cameron facilities to be shut-in for much of the month.
•	Year to date production of 6,421 MMcfe is 6% higher than the prior corresponding period.
•	Average gas price received was US$7.11/Mcfe, up 2% from US$6.97/Mcfe in the June quarter.
•	EBITDAX for the quarter was US$8.4 million (A$11.2 million), down 37% from US$13.4 million (A$18.1 million) in the prior quarter, primarily due to lower production in September.
•	Year to date EBITDAX for the nine months to September was US$36.2 million, up 7% on the prior year.

•	Cash position at 30 September 2006 was US$11.9 million (A$15.9 million), after exploration and development costs of US$7.5 million for the quarter and US$10.6million for the acquisition of the 33 leases in the Gulf of Mexico.
FINANCIAL PERFORMANCE

			Sep	Jun	% increase	Nine months to			% increase on
UNAUDITED FINANCIAL DATA			2006	2006	on previous	Sep	Sep		corresponding
			Quarter	Quarter	Quarter	2006	2005		half year
Production and Financial summary

Net production	MMcfe *		1,797	2,362	-23.9%	6,421	6,078		5.6%

Net revenue	US$	000	12,769	16,474	-22.5%	46,679	39,976	(1)	16.8%

Other revenue	US$	000	38	161		258	183

Lease operating expense	US$	000	2,124	1,413		4,344	1,816

General & Administrative expenses (G,G&A)	US$	000	2,247	1,796		6,431	4,446

EBITDAX **	US$	000	8,436	13,426	-37.2%	36,162	33,897		6.7%

	A$	000	11,185	18,070		48,345	44,148

(1) Net revenue in previous corresponding period includes impact of US$2,429,000 derivative loss on ineffective forward hedge contracts).

Unit revenue/cost analysis per Mcfe (USD)
Average sales price	US$	/Mcfe	7.11	6.97		7.27	6.58	(1)
Other revenue	US$	/Mcfe	0.02	0.07		0.04	0.03
Lease operating expense	US$	/Mcfe	1.18	0.60		0.68	0.30
G,G&A expenses	US$	/Mcfe	1.25	0.76		1.00	0.73
EBITDAX	US$	/Mcfe	4.70	5.68		5.63	5.59

Net cash and liquid assets (US$000)
Cash held in USD	US$	000	9,426	17,691		9,426	7,489
Cash held in AUD	A$	000	3,359	10,794		3,359	1,997

Acquisitions, exploration & development expenditure
Lease Acquisitions	US$	000	10,645	2,381		13,644	2,201
Exploration	US$	000	6,258	15,774		31,056	18,238
Development	US$	000	1,234	1,804		9,687	10,403

	US$	000	18,137	19,959		54,387	30,842

Glossary

Bcfe = billion cubic feet of gas equivalent

Mcfe = thousand cubic feet of gas equivalent

MMbls = million barrels

*	MMcfe = million cubic feet of gas equivalent

**	EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortisation, and Exploration Expenses

These figures are preliminary and unaudited
HEDGING
Current hedging in place for the remainder of the 2006 year is 6,000 MMBtu/day at an average price of US$8.21/MMBtu by way of natural gas swaps, and 2,000 MMBtu/day by way of collars, with a floor/ceiling price of US$6.50/US$10.20, respectively.
This is equivalent to total hedging through to December 2006 of approximately 736,000 MMcf at an average price of US$7.78/Mcf for the 4th quarter 2006.
In the 1st and 2nd quarters 2007, the Company has hedging in place of 4,000 MMBtu by way of natural gas swaps at average prices of US$11.77/MMBtu/day and US$9.24/MMBtu/day, respectively.

OPERATIONS
USA
Gulf of Mexico, Offshore Louisiana
Vermilion 244, 246, 257, 258, 259,

Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced approximately 680 Bcfe of gas.
Petsec drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004 respectively, establishing estimated recoverable gas of the order of 21 Bcfe. Development of the field began in January 2004 with a three-pile platform and pipeline being installed within six months and production commencing in July 2004. Two further wells, the G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform.
In June 2006 the Vermilion 257 B-2 well was drilled in the adjacent lease but failed to find commercial hydrocarbons. The cost of the well was US$11.4million of which US$7.9m was expensed in the half year to June 2006.
Net production from Vermilion 258 for the quarter was 939 MMcfe of gas.
Vermilion 41 and 148
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
These two leases were acquired in the Vermilion area during the June quarter and are located approximately 56 kilometres and 100 kilometres respectively, to the north of Vermilion 258. Target potential on these two leases is approximately 40 Bcfe.
Main Pass 19
Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy
The Main Pass 19 lease of 4,995 acres was acquired in June 2004 and is located approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water.
Three wells were drilled between April and June 2005 on Main Pass 19, discovered gas and were completed for gas production. Production facilities were installed and production commenced on 11 January 2006.
A further three wells were drilled on Main Pass 19 between December 2005 and March 2006. All three were completed for production which commenced on 23 May 2006.
Net production from Main Pass 19 for the quarter was 826 MMcfe of gas.
Main Pass 18 & 103
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
These two leases were acquired in the June quarter of 2005 and are located adjacent to Main Pass 19. All three leases were part of a large oil and gas field discovered by Mobil in the late 1960’s.
In March 2006 the G-6 well was drilled from Main Pass 19 to test targets in Main Pass 18. The well discovered gas and oil sands.

The gas can be produced from the Main Pass 19 platform pending resolution of negotiations for disputed access to the jointly owned production facility. The oil development would require dedicated facilities on Main Pass 18. Evaluation of development options continue.
Main Pass 7 & 91 (New Leases)
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
These leases were acquired in May 2006 and are located immediately to the north of Main Pass 18 and were previously part of Mobil’s large Main Pass oil and gas field. Target potential on these leases is 50 Bcfe.
Main Pass 89
Petsec: 4% overriding royalty interest
Operator: Coldren Oil and Gas
Coldren made a gas discovery in the June quarter and is currently evaluating development options for the well.
West Cameron 343
Petsec: 100% -75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352
Petsec: 56.25% working interest (46.125% net revenue interest)
Operator: Petsec Energy
Petsec farmed into this field in 2002, drilled three successful wells from the existing platform late in 2002 and commenced production from the field early in 2003. Two further wells were drilled later in 2003 and successfully brought into production.
Net production from West Cameron for the quarter was 25 MMcfe of gas.
West Cameron 462
Petsec: 4% overriding royalty interest
Operator: ATP Oil and Gas
ATP Oil and Gas drilled a gas well on this lease during the third quarter. The well is suspended for future production.
Ship Shoal 184 & 191
Petsec: 7% overriding royalty interest Operator: Hunt Oil
Net production to Petsec for the quarter was 7 MMcfe of gas.

USA Onshore Louisiana
Moonshine Project
Petsec: 50% working interest (36% — 37.5% net revenue interest)
Operator: Petsec Energy
Petsec entered into a Joint Venture in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases. The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.
The area had not previously been subject to 3D seismic testing and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields which have produced approximately 340 Bcfe of gas and 7.3 million barrels of oil from numerous sand horizons.
The field acquisition of 240 square kilometres of 3D seismic data was completed during the September 2005 quarter and processed data was delivered in the December 2005 quarter. Data quality is good and interpretation commenced late in 2005.
During the quarter, a drilling programme was established to drill up to 7 shallow prospects commencing in early 2007.Each of the shallow prospects have a target size of 5-15 Bcfe of gas.
China
Beibu Gulf Block 22/12
Petsec: 25% working interest (12.25 % net revenue interest should China National Offshore Oil
Corporation (CNOOC) back-in for 51%)
Operator: Roc Oil Limited
Wei-6-12-South Oil Discovery-Update
During the quarter, further drilling and appraisal of the Wei 6-12 South discovery was undertaken.
Drilling of second sidetrack well, the Wei 6-12 S-1b well commenced on 13 July 2006 and was located approximately 300 metres south of the original discovery well.
The second sidetrack well encountered additional oil sands and a thicker oil column than the discovery well.
Total oil in-place in the Wei 6-12/Wei 6-12 South structure is estimated by the operator, ROC Oil, to be between 70-100 million barrels of oil with expected oil recoveries of 30-50%. Following the second sidetrack well, the Joint Venture commenced a feasibility study with the expectation of providing an overall development plan in the first quarter of 2007.
Wei 6-12 South discovery — background information
In May 2006 the Joint Venture announced a significant oil discovery at the Wei 6-12 South prospect located approximately 10 kilometres east of CNOOC’s 12-1-A platform and three kilometres southwest of the 6-12-1 oil discovery made by the Joint Venture in 2002. Three separate hydrocarbon columns were discovered with individual gross thicknesses of 65 metres, 111 metres and 121 metres, which collectively represent 95 metres of total net hydrocarbon pay, including 80.5 metres of net oil pay. Two of the three oil columns extended beyond the mapped structural closure.
An appraisal of the Wei 6-12 South discovery consisting of production testing and two side track wells then followed. A three week production testing programme on each of the three separate hydrocarbon columns encountered by the discovery well produced favourable results, with oil flows resulting from all test zones to give a total collective stabilised rate of up to 5,750 barrels per day (“BOPD”) of good quality light oil.
The first-sidetrack well, the Wei 6-12 S was drilled approximately 50 metres from the discovery well and was completed on 12 July with five core samples successfully cut and effectively 100% recovery achieved. Initial analysis indicated that these core samples are similar to the good reservoir character and quality found in the discovery well.
Previous Discoveries on Block 22/12
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 million barrels of recoverable oil, (per independent consultants July 2003). Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 million barrels of recoverable oil.
Approximately 10 kilometres to the north and west of Block 22/12 are CNOOC’s (China National Offshore Oil Corporation) substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields. Production from these oilfields is via a pipeline to the Weizhou Island oil processing facilities. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.
A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.
Three wells were drilled during 2004 one of which, the Wei 12.8.3 well, resulted in a successful appraisal of the Wei-12-8-East oil field. In September 2004, the Joint Venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei-12-8-East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.
Pre-feasibility studies, conducted jointly by CNOOC and the Joint Venture, were completed in January 2005. Consequently the Joint Venture agreed to undertake a feasibility study, again jointly with CNOOC, which led to the lodging of an Overall Development Programme (ODP) which contemplated the development of the 12-8-West field (approximately 10 million barrels of recoverable oil, 1.25 million barrels net to Petsec) in 2006 with anticipated start of production in 2007. This may be followed by the development of the East field (approximately 10 to 15 million barrels of recoverable oil).
The feasibility study addressed the use of a lightweight platform at 12-8-West, piping liquids to the 12-1-1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale. The feasibility study was completed in the December 2005 quarter and commercial discussions for economic access to CNOOC’s production and sales facilities were initiated.
The discovery of the 6.12 South oil field has moved the Joint Venture’s development focus from the 12.8 fields to that of 6.12/6.12 South.

NEW LEASES
Purchase of interests in 33 leases Gulf of Mexico, USA
On 10 August 2006, the Company completed the acquisition of interests in a further 33 lease blocks in the Outer Central Shelf of the Gulf of Mexico, USA, and formed a new Joint Venture for the exploration of these properties. The acquisition took Petsec’s leasehold position in the Gulf of Mexico from 18 to 51 leases and provides a significant increase to the Company’s inventory of high quality drillable prospects.
Petsec acquired a 50% working interest in 28 lease blocks, a 25% interest in five additional lease blocks, and the right to participate in future MMS lease sales with the group for up to a 35% working interest. Consideration for the purchase was a US$9.8 million (A$13.0m) cash reimbursement to the sellers, who also retain a 20% after payout back-in on the initial 33 leases. Petsec anticipates being named operator on a significant number of the leases.
Over 36 prospects have been mapped to date with an estimated net unrisked potential of 157 Bcf of gas and 29 million barrels of oil. Within this potential is an estimated 43 Bcfe of gas net, discovered by prior drilling. The leases, which have all been acquired at OCS lease sales in 2005 and 2006, are expected to be tested over the next two to three years.
First drilling on the new blocks commenced on 16 October 2006 with a 2 to 3 well drilling programme conducted on the Mobile Bay 950, 951 and 873 leases which are located in the Gulf of Mexico, approximately 160 kilometres east of New Orleans. The first well, on Mobile Bay 951, was a gas discovery and has been cased for future production. The Mobile Bay 950 well on the adjacent lease to Mobile Bay 951 is expected to spud in early November, then followed by Mobile Bay 873. Discoveries on these leases could be brought into production early in the second quarter of 2007.
DECEMBER 2006 QUARTER
EXPLORATION
China
Block 22/12, Beibu Gulf
The Joint Venture is currently seeking a rig in 2007 to drill prospects proximal to the 6.12 South oil discovery.
USA
Mobile Bay
Three wells are scheduled for Mobile Bay 951, 950 and 873. The Mobile Bay 951 well discovered gas in October and has been cased for production. Mobile Bay 950 is expected to spud in early November followed by Mobile Bay 873. Successful discoveries could be on-stream early in the second quarter of 2007.
High Island
Four leases will be reviewed in the coming quarter with the expectation that a 2 to4 well programme will commence in first quarter 2007.
Moonshine Project
Preparation for a drilling programme of up to seven wells which is expected to commence early in the first quarter of 2007. Each prospect has a target size of 5-15 Bcfe of gas.
Main Pass 7 and 91
Further interpretation of prospects is underway in preparation for drilling in early 2007.

DEVELOPMENT
China
 Block 22/12, Beibu Gulf
It is expected that analysis of appraisal data will enable a reserves report to be provided during the December quarter, together with an initial analysis of possible development alternatives. If the data supports a development, front end engineering and design is expected to begin early in 2007.
USA
 Main Pass 18 & 103
Development options are being evaluated.
Dated: 30 October 2006

For further information, please contact:
Mr. Craig Jones	Mr. Ross A. Keogh
General Manager- Corporate	President
Petsec Energy Ltd	Petsec Energy Inc.
Level 13 , 1 Alfred Street	3861 Ambassador Caffery Parkway, Suite 500
Sydney NSW 2000	Lafayette, LA 70503, USA
Tel: 612 9247 4605 Fax 612 9251 2410	Tel: 1 (337) 989 1942 Fax: 1 (337) 989 7271
Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

A full listing of the new leases and Petsec’s respective interests in each lease is below:

			After
			Prospect
	Before Prospect		Payout
	Payout	Net Revenue	Working	Net Revenue
Lease/Prospect	Working Interest	Interest	Interest	Interest
West Cameron 379	50.00%	39.41666%	40.00%	30.53333%
Vermilion 186	50.00%	39.41666%	40.00%	30.53333%
South Marsh Island 193	50.00%	39.91666%	40.00%	30.93333%
Ship Shoal 143	50.00%	39.41666%	40.00%	30.53333%
Ship Shoal 161	50.00%	39.41666%	40.00%	30.53333%
Ship Shoal 319	50.00%	39.91666%	40.00%	30.93333%
Eugene Island 23	50.00%	39.91666%	40.00%	30.93333%
Viosca Knoll 122	50.00%	39.41666%	40.00%	30.53333%
Viosca Knoll 300	50.00%	39.41666%	40.00%	30.53333%
Viosca Knoll 739	50.00%	39.33367%	40.00%	30.46693%
Viosca Knoll 740	50.00%	39.33367%	40.00%	30.46693%
Mobile Bay 873	50.00%	39.41666%	40.00%	30.53333%
Mobile Bay 950	50.00%	39.41666%	40.00%	30.53333%
Mobile Bay 951	50.00%	39.41666%	40.00%	30.53333%
Mobile Bay 993	50.00%	39.41666%	40.00%	30.53333%
Mobile Bay 994	50.00%	39.41666%	40.00%	30.53333%
Green Canyon 98	50.00%	39.91666%	40.00%	30.93333%
Mississippi Canyon 617	50.00%	39.91666%	40.00%	30.93333%
High Island A-252	50.00%	39.41666%	40.00%	30.53333%
High Island A-258	50.00%	39.41666%	40.00%	30.53333%
High Island A-274	50.00%	39.41666%	40.00%	30.53333%
High Island A-377	50.00%	39.91666%	40.00%	30.93333%
High Island A-387	50.00%	39.91666%	40.00%	30.93333%
High Island A-425	50.00%	39.91666%	40.00%	30.93333%
High Island A-566	25.00%	19.83333%	20.00%	15.86666%
East Break 171	25.00%	20.87500%	20.00%	16.70000%
East Break 172	25.00%	19.95833%	20.00%	15.86666%
Garden Banks 579	25.00%	20.87500%	20.00%	16.70000%
Garden Banks 580	25.00%	20.87500%	20.00%	16.70000%
Eugene Island 310	50.00%	39.91666%	40.00%	30.93333%
Main Pass 256	50.00%	39.33367%	40.00%	30.46693%
Main Pass 257	50.00%	39.33367%	40.00%	30.46693%
South Timbalier Area 227	50.00%	39.91666%	40.00%	30.93333%

PETSEC LEASES — GULF OF MEXICO, USA

PETSEC LEASE – BEIBU GULF, BLOCK 22/12 CHINA

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: November 06, 2006	By:	/s/ Craig H. Jones

Craig H. Jones
Company Secretary